terra lycos

One Team, One Mission

Safe-Harbour Statement

This presentation contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation address the following subjects: future financial and operating results and efficiency; future industry, revenue and customer growth; future internet penetration rates; and the timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of the Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; difficulties in having the internet accepted as an advertising medium; the growth of free internet access in many markets; adverse economic trends; and the effect of any future acquisitions.

For a detailed discussion of these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-4 filing, as amended, initially filed on June 27, 2000 and Lycos' filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos' S-3 filing that became effective in March, 2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Copies of the joint proxy statement/prospectus and other documents filed by Terra and Lycos with the Commission are available from the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington DC 20549, telephone 202-942-8090. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra.

Agenda

1. Introduction
2. Vision
3. Strategy
4. Global Leadership
5. Branding, Audience and Content

Coffee Break

6. Wireless Opportunity
7. Financials
8. Summary

Q&A

Four Powerful Companies Join Forces

LYCOS

terra

Bertelsmann

Telefónica

A Global Powerhouse is Born

terra lycos

All the Benefits, None of the Liabilities

Growth	Fastest in industry
Content	Proprietary content
Culture	Internet-centric
Distribution	Global reach
Operations	Limited overlap

terra lycos

Our Vision


Globalisation
Convergence
Profitability

Our Vision

**To be the
most visited online
destination in the
world**

Proven Integration Model
"One Team Committed to Customer Success"


Seamless
Simultaneous
Speed


Organisation Change
Communications
Culture Change
Process Change
People Change
Operational Efficiency
Values

Fast paced change on simultaneous fronts to take advantage of "Window of Opportunity"

terra lycos

Terra Lycos Integration Values

- Organise for speed
- Financial responsibility and accountability
- Boundary less thinking . . . sharing best practices

Profitable Growth

Common Internet Culture

- Similar employee profile
- User focus
- Agile
- Aggressive competitor
- Experienced integrators

An Experienced Management Team



Executive Chairman
Joaquin Agut
Legal
Cristina Lamana
Strategy Counsel
Audit
Antonio de Esteban
CEO
Bob Davis
People Development
Carmen Casares
CFO
Ted Philip
COO
Abel Linares
Corporate Development
Jeff Bennett
Corporate Communications
Madeline Mooney
Human Resources
John McMahon

Industry Leading Revenue Growth

- EBITDA positive Q4 2001
- Long-term revenue mix:
  - 85% Media
  - 15% Access


80% Growth

- Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected 2000 and 2001 based on Terra Lycos Management Projections

Investment Highlights…

- # 1 Global Footprint
- # 1 Revenue Growth
- # 1 Wireless Platform
- # 4 World-wide Access Provider
- Leading Cash Position
- Market's Leading Convergence Vehicle

…All With A Clear Path to Profitability

Note: Management estimates relative to Terra Lycos peer group

Agenda

1 Introduction
2 Vision
3 Strategy
4 Global Leadership
5 Branding, Audience and Content
6 Wireless Opportunity
7 Financials
8 Summary

The Market is Evolving…


Global Footprint
Local Market Execution
Content
Access
Revenue Growth
Operating Margin

Globalisation, Convergence, Profitability

terra lycos

...And We are Well Positioned

Global Footprint

- Deep penetration in 40 major markets

Local Market Execution

- Strong local management

Content

- Strong global brands
- Deep content portfolio



Access

- Nearly 5 million subs
- Wireless platform

Revenue Growth

- Industry leading growth

Operating Margin

- Best practices

Globalisation, Convergence, Profitability

terra lycos

Globalisation: The Opportunity Before Us


North America
11%
42%
41%
Europe
19%
69%
99%
Asia
36%
77%
79%
Latin America
39%
86%
43%
2000-2003 CAGR Internet Users
2000-2003 CAGR Ad. Spending
2000-2003 CAGR e-Commerce Spending

Source: eMarketer as of June 2000 and Jupiter Communications 2000

Globalisation Strategy: Extend Leadership


Canada
#1
Europe
#4
Korea
#1
US Hispanics
#1
United States
#4
Asia
#2
Japan
#2
Latin America
#1

- Consolidate markets through acquisition
- Leverage state-of-the-art global delivery platform
- Exploit local expertise

Source: Media Metrix and Terra Lycos Management

Convergence: On The Leading Edge



Media
• Bertelsmann
• Telefonica Media
• Endemol
Communications
• Telefonica
• Telefonica Móviles
terra lycos
Interactive Content
• Terra
• Lycos

Convergence Strategy: Maximise Value Chain

Providing Access	Aggregating Audience	Offering Rich Content	Monetising Traffic
• Acquiring users • Fostering customer loyalty	• Best-of-breed services attract traffic and facilitate circulation	• Focus on verticals increases user loyalty and duration	• Sell advertising and commerce to a segmented audience

- Leverage multiple access points for customer acquisition
- Exploit content to maximise page views and duration
- Diversify revenue streams
- Integrate best-of-breed convergence technologies

terra lycos

Profitability Strategy

- Large and efficient sales force
- Unique global platform
- Strong management controls
- Market consolidation
- Operating efficiencies
- Significant economies of scale
- Best practices

Measurement and accountability

Corporate Objectives

Globalisation

- Establish #1 or #2 position in each local market
- Be the undisputed leader in worldwide page views

Convergence

- Integrate Bertelsmann and Telefonica Media content
- Exploit the market's broadest range of access offerings

Profitability

- 80% revenue growth in 2001
- EBITDA positive by Q4 2001

Agenda

Building on a Great Foundation



- Over 7 billion page views per month
- Nearly 5 million access subscribers
- 60 million registered users
- 91 million unique visitors
- $3 billion in cash
- Over 3,000 advertising partners
- More than 5,000 stores

Source: Terra Lycos Management

Global Leadership



Canada
#1
Europe
#4
Korea
#1
US Hispanics
#1
United States
#4
Asia
#2
Japan
#2
Latin America
#1

Source: Media Metrix and Terra Lycos Management

US Market

A Growing and Profitable Market



United States

	2000	CAGR % 2000-03
• Internet users	122m	11%
• Ad. spending	$6bn	42%
• E-com spending	$37bn	41%

Source: eMarketer as of March 2000 and Jupiter Communications 2000

United States
Closing the Gap


Reach
Yahoo
64%
AOL
63%
Microsoft
63%
Terra Lycos
42%


Growth in Average Pages per Month
Terra Lycos
95%
AOL
41%
Yahoo
12%
MSN
N/A

Source: Media Metrix, as of July 2000 (all domains, home/work)

United States

Key Accomplishments	Key 18 Month Objectives
• Growth in operating margins, EPS and cash	• Capture #1 reach position
• 46% increase in user loyalty metrics	• Leverage European wireless platform into US
• Industry leading traffic growth	• Monetise Bertelsmann content
• Integration of 5 companies	• Integrate Terra content
• Leading position among US Hispanic community	• Continue to build US Hispanic market

Source: Terra Lycos Management

Latin America

Fastest Growing Market Worldwide



Latin America	2000	CAGR % 2000-03
Internet users	16m	39%
Ad. spending	$163m	86%
E-com spending	$1bn	43%

Source: eMarketer as of June 2000 and Jupiter Communications 2000

Commanding Leadership


US Hispanic
#1
Mexico
#2
#1
Peru
#1
#1
Chile
#1
#1
Central America
#1
#1
Brazil
#2
#2
Argentina
#3
Access
Portal

Source: Terra Lycos Management

Latin America

Key Accomplishments	Key 18 Month Objectives

Key Accomplishments

- 16 countries in 14 months
- Page view growth of 298%
- Revenue growth of 180%
- Reach of over 80% in Brazil and Mexico
- Strong alliances with leading media groups

Key 18 Month Objectives

- Maintain and grow leadership position
- Launch Lycos products
- Expand #1 wireless position
- Grow broadband services
- Leverage US advertising and commercial alliances
- Improve process efficiency; transfer best practices

Source: Terra Lycos Management, including internal estimates

Europe and Asia
Joint Venture Strategy

- Think global – act local
- Joint ownership with local market leaders
- Strong partner funding of operations
- Market share and value driver

European Market
A Combination of Size, Growth and Wealth



Europe	2000	CAGR % 2000-03
Internet users	85m	19%
Ad. spending	$1bn	69%
E-com spending	$7bn	99%

Source: eMarketer as of June 2000 and Jupiter Communications 2000

Pan-European Franchise


Norway
UK
Sweden
Denmark
Holland
Germany
Belgium
France
Switzerland
Spain
Italy

Source: Terra Lycos Management

Europe

Strong Market Position


Reach
Yahoo
42%
MSN
36%
AOL
28%
Terra Lycos
25%
T-Online
23%


Growth in Unique Visitors %[(a)]
Terra Lycos
199%
MSN
152%
Yahoo
99%
AOL
63%
T-Online
60%

(a) Annualised growth between October 1999 and July 2000

Source: Media Metrix, as of July, 2000 for Europe. European figures only consider UK, Germany and France includes only "at home" users

Europe

Key Accomplishments	Key 18 Month Objectives
• Raised $650m in IPO for Lycos Europe • Lycos.de overtook Yahoo in Germany • Launched Comundo in Germany, France, Netherlands, Italy and UK • 90% reach in Spain • Grew annual revenues by 271%	• Grow position in France, Germany, Italy, UK and Scandinavia • Pan-European launch of Hotbot and Fireball • Expand wireless platform • Leverage US best practices

Source: Terra Lycos Management, including internal estimates

Asian Market

Key Growth Market of the Future



Asia	2000	CAGR % 2000-03
• Internet users	38m	36%
• Ad. spending	$470m	77%
• E-com spending	$15bn	79%

Source: eMarketer as of June 2000

Extended Reach in Asia


Korea
Apr 99
China
Apr 00
Japan
Jun 98
Hong Kong
Apr 00
Taiwan
Apr 00
India
Jun 00
Philippines
Jul 00
Singapore
Dec 99
Malaysia
Jan 99

Source: Terra Lycos Management

Asia

Key Accomplishments	Key 18 Month Objectives

Key Accomplishments

Japan:

- #2 portal
- Raised $32m in strategic financing with Kadokawa
- Launched Lycos internet magazine

Korea:

- #1 portal
- 8 million unique users
- #1 in community with 2m Tripod members

Rest of Asia:

- Launched sites in China, India, Hong Kong, Taiwan, Singapore, Malaysia, and the Philippines
- Launched wireless portal

Key 18 Month Objectives

- Grow market share in Japan and China
- Maintain and grow leadership in Korea
- Invest aggressively in content and distribution partnerships
- Enhance China business scope

Source: Terra Lycos Management

Agenda

1 Introduction
2 Vision
3 Strategy
4 Global Leadership
5 Branding, Audience and Content
6 Wireless Opportunity
7 Financials
8 Summary

Terra Lycos Network

A Global Family of Brands

Multibrand Strategies Dominate Media.....

Bertelsmann/ Gruner+Jahr

- DER CLUB
- getmusic.com
- BALLANTINE
- GEO EXPLORER
- bol.de
- Capital
- GABLER
- UFA
- P.M.
- WWW.ANDSOLD.DE
- BMG ENTERTAINMENT
- Springer
- GOLDMANN
- RCA
- MAGAZIN
- BÖRSE ONLINE
- RTL
- BIZZ Capital

AOL-TimeWarner

- HBO
- THE WB
- TBS SUPERSTATION
- CNN
- Warner Bros.
- cinemax
- TNT
- TCM
- CNNfn the financial network
- CASTLE ROCK
- TIME
- CARTOON NETWORK
- People online
- Sports Illustrated
- FORTUNE
- InStyle

Disney

- TOON DISNEY
- Disney
- A&E AandE.com
- ESPN
- abc
- Lifetime
- Touchstone Pictures
- GO Network
- MIRAMAX

Viacom

- MTV
- infinity
- Nick at Nite's TV LAND
- sundance channel
- NICKELODEON
- SHOWTIME
- CBS
- UPN
- VH1 Music First
- Paramount
- COMEDY CENTRAL
- the movie channel
- NICK AT NITE

...And Will Dominate on the Internet

Terra Lycos

terra
LYCOS
Terra Libre
Acceso a Internet gratis
QUOTE.COM
LYCOShop
GAMESVILLE
sonique
HOTBOT
COMUNDO
CLICK TO QUALITY
Terra Premium
Sympatico LYCOS
tripod
LYCOS ZONE
ANGELFIRE
WIRED NEWS
charla.com
invertia.com
limon

As Audience Fragmentation Accelerates...

1996


Kids (2-12) 3.8%
Teens (13-18) 7.6%
Older Adults (50+) 10.6%
College Students 13.4%
Adults (19-50) 64.6%

2003


Kids (2-12) 15.5%
Teens (13-18) 11.4%
Older Adults (50+) 11.7%
Adults (19-50) 47.1%

...A Network Gains Momentum
Growth in Traffic

Gamesville


171%
Dec 1999
Jul 2000

Quote.com


204%
Dec 1999
Jul 2000

Invertia


358%
Dec 1999
Jul 2000

Source: Terra Lycos Management

Multibrand — Appealing to a Fragmenting Web Audience


0
10
20
30
40
50
60+
LYCOS ZONE
terra
LYCOS
Angelfire
GAMESVILLE
Almas Gêmeas
tripod
HOTBOT
invertia.com
QUOTE.COM

Key Advantages Across All Segments


Advertisers
Highly targeted audiences
A Global Network
Company
Economies of scale cultural unity and brand equity
Consumer
Personalised world-class brand experience

A Web Network Offers Significant Efficiencies

- A global passport for registration
- Common selling organisation
- Precise advertising targeting
- Audience circulation and cross-promotion

Powerful Model for Growth and Consolidation

- No user disruption
- Seamless positioning adjustment
- Multiple brands always lead to larger audiences

Exploiting Convergence Trends



Providing Access

- Acquiring users
- Fostering customer loyalty

terra lycos

The Access Model


Free Access
Value-added Services
Media Revenue
User Acquisition
Value-added Services
Paid Services
Paid dial-up
Cable
Wireless
Satellite
XDSL
Advertising
Commerce
4.7 million Subscribers

terra lycos

Exploiting Convergence Trends

Providing Access

- Acquiring users
- Fostering customer loyalty

Aggregating Audience

- Best-of-breed services attract traffic and facilitate circulation

terra lycos

Comprehensive Audience Aggregation Products

Search

terra

LYCOS

HOTBOT

FIREBALL

Community

tripod

Angelfire

MAILCITY
Free Web-based Email

charla.com

Almas Gêmeas

Commerce

LYCOShop

tiendasoft

Search Strategy

- Widely recognised properties
- Drive traffic from search to content destinations

Community Strategy

- Expand state-of-the-art integrated community platform
  - Textmail, voicemail, videomail
- Community as a vertical driver
- Customise community platforms to meet global needs

Exploiting Convergence Trends

Providing Access

- Acquiring users
- Fostering customer loyalty

Aggregating Audience

- Best-of-breed services attract traffic and facilitate circulation

Offering Rich Content

- Focus on verticals increases user loyalty and duration

terra lycos

Targeted Vertical Content

Vertical Content

WIRED NEWS

LYCOS COMPUTERS

QUOTE.COM

invertia.com

sonique

LYCOS SPORTS

LYCOS TRAVEL

GAMESVILLE

LYCOS ENTERTAINMENT

Vertical Content Strategy

QUOTE.COM

GAMESVILLE

invertia.com

- Established and emerging verticals
- Grow sticky content sites
- Leverage Bertelsmann and Telefonica media content
- Cross-pollinate Terra and Lycos content and content partnerships
- Drive network traffic into destinations
- Locally relevant content

Strategic Content Partnerships

Access | **Content**

Telefonica

terra lycos

Bertelsmann

- **3rd largest media company in the world**

Source: Terra, Lycos and Telefonica Management Reports

Bertelsmann: Global Media Powerhouse

600 Companies in 54 Countries


Books
Music
Bertelsmann
Magazines
TV &
Radio

bol.com

Random House

Bertelsmann arvato

- 25 m book club members around the world
- 150 best sellers in the NYT list in 98/99

MAGAZIN

Springer

- The sale of 400 magazines

BMG

ARISTA

- 200 record labels
- Celebrities drive massive page views

RTL

- 120 m viewers in Europe
- 22 TV channels
- 1,000 hours worth of programming every year
- 22 TV channels

Source: Terra Lycos and Bertelsmann Management

LYCOS MUSIC

SEARCH: Artists Songs
FOR: Search! Search Help

Downloads | News | Concerts | Charts | Radio | Videos |

LOCATION: Lycos > Music > Featured Artist - Toni Braxton

Featured Artist - Toni Braxton

Toni Braxton Free Download



Five-time Grammy winner, Toni Braxton, has returned with her newest album, a musical tour-de-force entitled *The Heat*.

This album showcases Toni's creative growth as a songwriter and producer as she continues to explore themes of love, passion and romance. "Spanish Guitar," the newest single from the album, is a gorgeous and sultry track accompanied by sensual Latin guitar. Once again, Toni proves herself worthy of her pop diva status.

"Spanish Guitar" is available as a free download on Lycos Music -- but only for a limited time.

DOWNLOAD NOW (U.S. residents only)

File Info: Windows Media file, 4.45 MB, free, unlimited play for 14 days
System Requirements: PC, Netscape 4 or IE4 and above, Windows Media Player
Download: Windows Media Player

Visit click2music.com to enter to win a Toni Braxton "Beat the Heat" prize pack including an autographed CD, Vinyl, and other items to beat the summer Heat.

Get the Music



WATCH (Real Player required)
The video of Toni's single "He Wasn't Man Enough"

BUY
The album The Heat from Barnes&Noble.com

Get more information on Toni Braxton from Lycos Music.

Telefonica Content Alliance

- #1 private Spanish open TV
- #1 TV channel in Argentina

- #1 in AM/FM in Argentina
- #3 Spanish radio



TV
Radio
Telefonica
Media
Media Production
Pay TV and Satellite

- Leading TV producer in Europe
- Leading Spanish film producer

- 551,000 DTH subscribers
- Satellite coverage over Spain and Latin America

Source: Terra Lycos and Telefonica Management

Rich Local Content Partnerships



CLUB BLAST
Quokka sports
ONLINE MTV MUSIC TELEVISION
REFORMA
elnorte.com
RBS
COPESA
Associated Press
The Miami Herald
GLOBOVISION.COM
EL NACIONAL
O ESTADO DE S. PAULO
ISTOÉ
REUTERS
EFE
KADOKAWA
www.xinhuanet.com
新华网
NEWS
Streambox.co.kr
www.yonhapnews.co.kr
HanKyung.com
3W
3Wtour.com
Asian Bourses Corp
Market Intelligence as easy as ABC
AFP
channelnewsasia.com
ENTERTAINMENT SITE
ORICON.
新每
聞日
apFan Web
Bloomberg .co.jp

Exploiting Convergence Trends

Providing Access	Aggregating Audience	Offering Rich Content	Monetising Traffic
• Acquiring users • Fostering customer loyalty	• Best-of-breed services attract traffic and facilitate circulation	• Focus on verticals increases user loyalty and duration	• Sell advertising and commerce to a segmented audience

terra lycos

Distinct Media Model

- Geographic diversification
- Unique global platform
- Single point of contact
- Direct marketing


Mass
Audience
Segmentation
Highly
Targeted

Powerful Media Platform

World-Class Advertising and Commerce Partners

Half of the Fortune 50

Agenda

Huge Wireless Market Opportunity

Growth in Wireless Handsets


CAGR = 29%
1.1 billion
303 million
1998
2003

terra lycos

is at the centre of an exploding market opportunity

Wireless Internet Revenue


CAGR = 106%
$36 billion
$2 billion
1999
2003

Source: IDC, Goldman Sachs, excludes Intranet users, estimated to be 133 million in 2001

Wireless Revolution

Mass Market Internet Opportunities


PC Installed Base,
Wireless
Subscribers
1000
900
800
700
600
500
400
1999
2000
2001
2002
Europe: 160m customers
United States: 103m customers


WIRELESS


PC

CAGR (%) 1999 - 2002

	CAGR (%) 1999 - 2002
WIRELESS	28.0%
PC	15.9%

Source: eTForecasts as of March 2000 and IDC as of March 2000.
Forrester December, 1999

Commanding Leadership

T. Guatemala
#3
100

T. Del Salvador
#2
195

Telefonica Móviles
#1
37%
810

Telefonica Móviles
#1
45%
1,225

Unifon
#2
105%
1,371



Telefonica Móviles
#1
75%
11,451



TeleSudeste
#1
70%
2,156

CRT Cellular
#1
66%
1,167

Tele Leste
#1
53%
589

2000 Ranking
YoY Growth
Mngd Customers ('000)

Source: Terra Lycos Management

Leading Wireless Carriers

	Proportionate Subscribers (in million)	UMTS
Vodafone	39	Germany, Netherlands, Spain, UK
NTT DoCoMo	34	Japan
Telecom Italia	25	Spain
France Telecom	23	Germany, Netherlands, Spain, UK
Deutsche Tel	22	Germany, Netherlands
Telefonica	17	Germany, Spain
AT&T Wireless	12	-
BT	12	Germany, Netherlands, Spain, UK

Source: Brokers research, proportionate equity subscribers, company reports

Our Unique Wireless Platform

Mobile Operator	Portals	Wireless Portals
• User knowledge • Billing relationship • Technology • Infrastructure	• Content expertise • Services offerings • E-commerce relationships	• Development of killer applications • Niche applications • Management focus
Telefónica Móviles	+ terra lycos	=
• 17 million users world-wide	• 91 million unique users	• 1.3 million users in Finland, Sweden, Germany and UK iobox

The World's Leader in the Wireless Internet Market

Terra Mobile Portal


M-Commerce
Event tickets
Personalised promotions
Travel
Auctions,...
Publicity
Sponsorship
Listing fees
CBC
Personal information management
Agenda
Calendar
Mobile Portal
Information Services
News
The weather
The traffic, ...
Entertainment
Personalised melodies
Icons, ...
Communication
E-mail
Instant messaging
Chat
A new universe of services oriented to the consumer market

Information Services

Users can access a wide range of contents, classified by channels or sections in order to offer the easiest interface to find the more interesting and suitable information

Entertainment

A great set of games and entertainment ideas specially designed for the mobile device

M-Commerce

The mobile device allows secure payments and transactions in order to purchase products, contents or services

TV Promotional Campaign

Terra Lycos Mobile Value Proposition


Infotainment
Entertainment
News
Guides
Personalised Services
Search
Chat
Communications
Infotainment
M-Advertising
Information Services
M-Commerce

Agenda

1. Introduction
2. Vision
3. Strategy
4. Global Leadership
5. Branding, Audience and Content
6. Wireless Opportunity
7. **Financials**
8. Summary

Combination of Two Powerful Business Models



LYCOS
Web
Lycos Network
Advertising
Commerce
+
terra
Access
Web
Terra Network
Advertising

Lycos Historical Results

Track Record of Fast Growth and Profitability



Quarterly Revenues ($M)
91%
$46
$56
$69
$79
$88
Jul 1999
Oct 1999
Jan 2000
Apr 2000
Jul 2000



Quarterly Net Income ($M)
333%
$(3)
$(2)
$3
$8
$13
13% Operating Margin
Jul 1999
Oct 1999
Jan 2000
Apr 2000
Jul 2000

Source: Terra Lycos Management Reports

Terra Historical Results

Accelerated Growth Profile


Quarterly Revenues ($M)
262%
$13
$21
$28
$37
$47
Jun 1999
Sep 1999
Dec 1999
Mar 2000
Jun 2000

Source: Terra Lycos Management Reports

Next Generation Business Model



Broadband
Fixed Lines
Wireless
Web
Telefonica Content
Bertelsmann Content
terra lycos
Media Revenue
• Advertising
• Commerce
• Direct marketing
Access Revenue
• Subscription fees
• Value added services

Key Business Model Drivers

Media	Access
• Page views	• Subscribers
• Targeted inventory	• Pricing
• Sell-through rate	• Retention rate
• CPMs	
• Transactions	

Industry Leading Revenue Growth

- EBITDA positive Q4 2001
- Long-term revenue mix:
  - 85% Media
  - 15% Access



80% Growth
$97m
$280m
$500m
$900m
CY 1998
CY 1999
Projected 2000
Projected 2001

- Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected 2000 and 2001 based on Terra Lycos Management Projections

Accelerated Revenue Growth

Advertising/ Commerce

- Bertelsmann revenue commitment
- Large and experienced sales force
- Advertising and commerce cross-selling
- Unique global platform

Leverage Content Portfolio

- Integration of Bertelsmann and Telefonica content
- Integrate Terra and Lycos content across network

Wireless

- Joint Venture with Telefonica Móviles

Potential Revenue Upside
International Joint Venture Revenues



Revenues from international Joint Ventures
Terra Lycos Pro-forma Revenues
$101m
$97m
$300m
$280m
$586m
$500m
$1,100m
$900m
CY 1998
CY 1999
Projected 2000
Projected 2001

- Pro-forma calendar year revenues for Terra and Lycos as if they were combined for all periods presented

Source: Historical results based on Terra Lycos Management Reports. Projected 2000 and 2001 based on Terra Lycos Management Projections

Accelerated Path to Profitability

Operating Leverage

- Process efficiency
- Leverage scale to improve cost structure
- Rationalisation of R&D activities
- Drive traffic among branded sites
- Single G&A function

Avoided Investments

- Terra avoids investments in Europe, Asia and North America
- Lycos avoids investments in Latin America

Successful Acquisition Track Record

Terra Acquisitions	Growth Since Acquisition	Lycos Acquisitions	Growth Since Acquisition
¡Olé!	338%	tripod	312%
zaz	149%	Angelfire	153%
infosel	478%	LYCOS Gamesville "Wasting Your Time Since 1996"	172%
GauchoNet argentina en internet	300%	QUOTE.COM	204%
CTC INTERNET	400%	sonique	107%

Page view growth since acquisition

Future Acquisition Strategy

- $3 billion in cash and strong equity currency
- Lead consolidation across geographies
- Acquisition targets
  - Vertical content
  - Enabling technologies
  - Audience aggregators
  - Wireless
- Fundamental criteria for acquisitions
  - Time to market
  - Market share
  - Management talent
  - Cultural fit
  - Financial momentum

Long-Term Operating Model

	Media	Access	Total
Revenue	100%	100%	100%
Gross margin	85-90	50-55	80-85
Research & development	10-12	2-5	8-10
Sales & marketing	30-35	30-35	30-35
General & administrative	5-8	3-6	5-8
Operating margin	35-40%	10-15%	30-35%

Source: Terra Lycos Management Reports

Fact Sheet

• Accounting	Spanish and US GAAP
• Fiscal year	December 31st
• Revenue lines	Media and Access
• Listing	Madrid and NASDAQ
• Trading symbol	Madrid - TRR Nasdaq - TRLY
• Shares outstanding	560 – 600 million
• Proforma ownership*	Lycos 47% Terra 16% Telefonica 37%

* Assumes midpoint of the range

Milestones

Globalisation

- Strengthened position in key geographic markets
- Consolidate markets through acquisitions

Convergence

- Worldwide wireless rollout
- Bertelsmann content integration

Profitability

- $900 million in 2001 revenue
- EBITDA positive in Q4 2001

Note: Profitability and revenue projections based on Terra Lycos Management reports

Agenda

1 Introduction

2 Vision

3 Strategy

4 Global Leadership

5 Branding, Audience and Content

6 Wireless Opportunity

7 Financials

8 Summary

Investment Highlights…

- # 1 Global Footprint
- # 1 Revenue Growth
- # 1 Wireless Platform
- # 4 World-wide Access Provider
- Leading Cash Position
- Market's Leading Convergence Vehicle

…All With A Clear Path to Profitability

Note: Management estimates relative to Terra Lycos peer group